QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 20, 2003
Commission File Number 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)
2820 Fourteenth Avenue, Markham, Ontario L3R 0S8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
/s/ Grant Edey
Date: March 20, 2003	Vice President and Chief Financial Officer

IAMGOLD CORPORATION 2820 Fourteenth Avenue, Markham, Ontario, Canada, L3R 0S9 Ph: 905-477-4420 Fx: 905-477-4426 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com website: www.iamgold.com

TSE Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143,512,347
Fully Diluted:	150,718,517

FOR IMMEDIATE RELEASE:    March 20, 2003                                                                             No. 04/03

CONFERENCE CALL ALERT

Please note that IAMGOLD has scheduled a conference call regarding 4th Quarter and Year End Results 2002 on March 21st at 11:00 am.

Teleconference call details are as follows:

Call in numbers are:
Local: 416-640-1907
Toll Free: 1-800-814-3911

The replay numbers are:
Local: 416-640-1917-Passcode: 243764#
Toll Free: 1877-289-8525-Passcode: 243764#

Replay will be available from March 21 to March 28, 2003 by dialing the above numbers. The replay will also be available on the IAMGOLD website.

Please note that a separate press release regarding IAMGOLD's exploration programs will be available on
March 31, 2003

For further information contact:
Joanne Jobin, Director of Investor Relations, IAMGOLD Corporation
Ph: 905 477 4420    Fx: 905 477 4426    North American Toll Free: 1 888 IMG 9999

Please note:
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com
This entire press release may be requested via fax, e-mail, or accessed on IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov

QuickLinks

Signatures